UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the months of December 2003

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

506 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

PhotoChannel Announces Grant of Options

VANCOUVER, BC, CANADA: December 8, 2003 - PhotoChannel Networks Inc. (TSX-V: PNI) ("PhotoChannel" or ""Company""), a global digital imaging network company, advises that at a Board of Directors meeting held on November 24, 2003, 3,275,000 common stock purchase options were granted to directors and staff of the Company.

Under the terms of the Company's stock option plan, the common share purchase options will vest in three equal instalments over an 18 month period commencing on May 24, 2004 and are valid for a period of five years. Upon vesting each purchase option may be used to purchase a common share of the Company at $0.31.

The grant of these purchase options is subject to the approval of the Company's shareholders, which will be sought at its next Annual General Meeting, and TSX Venture Exchange.

The TSX Venture Exchange has neither approved nor disapproved the information contained in this release.

About PhotoChannel
Founded in 1995, PhotoChannel is a leading digital imaging technology provider for a wide variety of businesses including photofinishing retailers and telecommunications companies. PhotoChannel has created and manages the open standard PhotoChannel Network environment whose focus is delivering digital image orders from capture to fulfillment under the control of the originating PhotoChannel Network partner. There are now more than 7,000 retail locations accepting print orders from the PhotoChannel system.

For more information visit www.photochannel.com.

PhotoChannel Networks Inc.

Per:/s/Peter Scarth

Peter Scarth

Chairman & CEO

Investor Information, please call: 1-866-345-0115

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: January 7, 2004

/s/Robert Chisholm

Robert Chisholm, CFO